# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DROR ORTHO-DESIGN INC., CIK 0001282980
CUSIP: 670085109
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: Shatner Street 3, Jerusalem, Israel (L3), 9546103
Date of event which requires filing of this statement: 11/14/2024
Filed by CIK 0001812115
Persons authorized to receive notices and communications: Congregation Ahavas Tzdokah, Vchesed Inc., 1347 42nd Street, Brooklyn, New York (NY), 11219, (718) 435-0959

## Reporting persons
- Congregation Ahavas Tzdokah Vchesed Inc. (CIK 0001812115): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 61,667,440; shared voting power 0; sole dispositive power 61,667,440; shared dispositive power 0; aggregate amount beneficially owned 61,667,440 (6.444% of the class)
  Comment: Note to 7, 9 and 11: Based on 956,997,116 shares issued and outstanding as of November 14, 2024 as disclosed in Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024 for the quarter ending September 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Name of issuer: DROR ORTHO-DESIGN INC.
Address of issuer's principal executive offices: Shatner Street 3, Jerusalem, Israel (L3), 9546103
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person (as defined in Item 2 of the Schedule 13D) with the SEC (as defined in Item 5 of the Schedule 13D) on February 12, 2020 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unamended. This Amendment reports and reflects a decrease in the beneficial ownership of the Issuer as a result of a share exchange pursuant to a Share Exchange Agreement dated as of July 5, 2023 among Novint Technologies Inc. ("Parent"), Dror Ortho-Design Ltd., and the shareholders of Dror Ortho-Design Ltd., which closed on August 14, 2023 resulting in the Parent being the surviving entity ("Exchange").

## Item 2. Identity and Background
Name of person filing: Congregation Ahavas Tzdokah Vchesed Inc.
Residence or business address: 1347 42nd Street, Brooklyn, NY 11219
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: New York

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

Effective as of the closing of the Exchange, the Reporting Person no longer holds the securities of the Issuer with the purpose or effect of changing or influencing the control of the Issuer. The Reporting Person previously filed this Schedule 13D because, at the time of the initial filing, the Reporting Person had the intent to perhaps advocate for certain changes to the Issuer's operations. However, due to the consummation of the Exchange with Dror Ortho-Design Ltd., the Reporting Person no longer intends to advocate for any changes to the Issuer's operations. The Reporting Person now holds the securities of the Issuer solely for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 7, 9, 11 and 13 herein, which hereby is incorporated by reference. Applicable percentages are based upon 956,997,116 shares of common stock outstanding as of November 14, 2024 as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024 for the quarter ended September 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of all securities of the Issuer beneficially owned by Reporting Person.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or power to direct receipt of dividends or the proceeds from the sales of the Common Stock in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Congregation Ahavas Tzdokah Vchesed Inc.: /s/ Rabbi Nathan P. Erlich, Rabbi Nathan P. Erlich, President (06/18/2025)